

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2012

Via E-mail
Mr. Steve Boyd
Principal Accounting Officer
YTB International, Inc.
1901 East Edwardsville Road
Wood River, IL 62095

      Re: **YTB International, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 29, 2011
               Form 10-Q for Fiscal Quarter Ended June 30, 2011
               Filed August 15, 2011
               Form 10-Q for Fiscal Quarter Ended September 30, 2011
               Filed November 14, 2011
               File No. 000-18412

Dear Mr. Boyd:

      We issued comments to you on the above captioned filings on May 23, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 21, 2012.

      If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Jeffrey Sears at 202-551-3302 or me at 202-551-3380 if you have any questions.

                         Sincerely,

                         /s/ Lyn Shenk

                         Lyn Shenk
                         Branch Chief